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Exhibit (i)(31)

December 10, 2025

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form N-1A (the “Registration Statement”) being filed today by Voya Equity Trust (the “Trust”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance of shares of beneficial interest of Voya VACS Series LCC Fund, a series of the Trust (the “Shares”).

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. In connection with this opinion, we have examined such certificates, documents, and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinion set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Trust, public officials, and other appropriate persons. We assume that, upon sale of the Shares by the Trust, the Trust will receive the net asset value thereof.

We were not involved in the organization of the Trust. We have not examined independently the question of what law would govern the interpretation or enforcement of any provision of the Amended and Restated Declaration of Trust, as amended (the “Declaration of Trust”), and have for this purpose assumed that the Trust is a duly established and validly existing unincorporated voluntary association with transferable shares under Massachusetts law (commonly known as a “Massachusetts business trust”) and that the interpretation and enforcement of each provision of the Declaration of Trust will be governed by the laws of the Commonwealth of Massachusetts.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of the Fund, and that, when such Shares are issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is organized as a Massachusetts business trust under Massachusetts law. Under Massachusetts law, shareholders may, under certain circumstances be held personally liable for the Trust’s obligations. However, the Declaration of Trust provides that no shareholders of any series or class shall be personally liable for any claims against the Trust and shareholders are indemnified against all loss and expense arising from such liability. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which the Fund would be unable to meet its obligations and the disclaimer within the Declaration of Trust is inoperative.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm as legal counsel for the Trust in the Registration Statement. This consent shall not constitute an acknowledgment that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

Ropes & Gray LLP